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                           January 4, 2021

       Andrew McBride
       Chief Financial Officer
       Gores Metropoulos II, Inc.
       6260 Lookout Rd.
       Boulder, CO 80301

                                                        Re: Gores Metropoulos
II, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2020
                                                            File No. 333-251663

       Dear Mr. McBride:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed December 23, 2020

       Index to Financial Statements, page F-1

   1. We note you have a fiscal year end of December 31 and you have previously provided audited financial
statements as of August 13, 2020 and for the period from July 21,
                                                        2020 (inception)
through August 13, 2020. Please tell us how you determined it would be appropriate to update
audited financial statements as of and through December 15, 2020.
 Andrew McBride
FirstName  LastNameAndrew
Gores Metropoulos II, Inc. McBride
Comapany
January    NameGores Metropoulos II, Inc.
        4, 2021
January
Page 2 4, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction